EXHIBIT 17.1
Date: February 1st, 2006
To: The WebSideStory Board of Directors

Ten years ago WebSideStory was just a simple but fantastic idea in my mind to provide web sites with traffic information. Today, WebSideStory is the leader in digital marketing with a broad suite of sophisticated on-demand products that provide the largest companies throughout the world with priceless information to improve their online marketing and sales.
I enjoyed every second at WebSideStory, being its founder, first CEO and director on the board for almost ten years. It was really exciting during that time to help build this vision and I strongly believe the company has a bright future ahead and the right team to execute and create value for its share holders.
It is time now for me to retire, spend more time with my family and work on new projects. I therefore tender my resignation from the Board of Directors, with effect from the close of business on Wednesday, February 1st, 2006.
Sincerely,
/s/ Blaise P. Barrelet

Blaise P. Barrelet